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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following communication was distributed to CBOT members on July 18, 2003.


                                             July 18, 2003

Dear Fellow Members:

As you know, several Associate Members and Membership Interest Holders filed a lawsuit against the Full Members as a class, on behalf of a class of all Associate Members and Membership Interest Holders, challenging the proposed allocation of equity to be voted on by CBOT members in connection with Restructuring. On August 8, 2002, Judge McGann granted summary judgment in favor of the Full Member defendants. Plantiffs appealed. Yesterday, the Illinois Appellate Court reversed and decided that Judge McGann should conduct an entire fairness hearing in accordance with Delaware law, to determine whether the proposed allocation is fair to all classes of membership.

We are disappointed in the decision and strongly believe that it is incorrect. Defendant Full Members are considering their options, including pursuing an immediate appeal to the Illinois Supreme Court. The CBOT and its Board of Directors continue to endorse the work done by the Independent Allocation Committee.

I will keep you informed as the situation develops.


                                             Sincerely,

                                             /s/ Charles P. Carey

                                             Charles P. Carey


While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.